FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.
SUPPLEMENT NO. 7 DATED JULY 27, 2018
TO THE PROSPECTUS DATED JULY 3, 2017

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated July 3, 2017, as supplemented by Supplement No. 1 dated April 27, 2018, Supplement No. 2 dated May 16, 2018, Supplement No. 3 dated June 22, 2018, Supplement No. 4 dated June 29, 2018, Supplement No. 5 dated July 10, 2018, and Supplement No. 6 dated July 24, 2018. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	changes to officers of our advisor and our dealer manager; and

•	our entry into an agreement to purchase an apartment community located in Riverview, Florida.

Advisor and Dealer Manager Officer Changes

In the section of this prospectus entitled "Management- Our Advisor," Larry Block has replaced Darshan Patel as Chief Compliance Officer of Resource REIT Advisor, LLC, our advisor. Additionally, in the section of this prospectus entitled "Management- Other Affiliates- Dealer Manager," Mr, Block has replaced Mr. Patel as President of Resource Securities LLC, our dealer manager.

Probable Real Estate Investment

On July 23, 2018, we entered into an agreement to purchase an apartment community located in Riverview, Florida (the “Property”) from an unaffiliated seller. The Property is an apartment community with 204 units and amenities, including a swimming pool, clubhouse, a fitness center, and a dog park. The contract purchase price for the Property is $28.85 million, excluding closing costs.

Pursuant to the agreement, we are obligated to make an earnest money deposit of $1 million. We will be obligated to purchase the Property only after satisfaction of agreed upon closing conditions. We intend to fund the purchase of the Property with proceeds from this offering and debt proceeds. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $1 million of earnest money.

The Property encompasses 205,471 rentable square feet. The Property was constructed in 1990 and is currently 97% leased. The average occupancy rate of the Property, calculated using financial information provided by the seller, for the past five years was as follows:

Year	Occupancy Rate
2017	92.2%
2016	94.5%
2015	95.3%
2014	93.9%
2013	95.7%

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, calculated using financial information provided by the seller, for each of the past five years was as follows:

Year	Effective Monthly Rent
2017	$921
2016	$969
2015	$941
2014	$874
2013	$854

We believe that the Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the unit interiors of the Property.